China Digital TV Announces Unaudited Third Quarter 2011 Results

BEIJING, China, November 22, 2011 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Highlights for the Third Quarter 2011

●	Net revenues in the third quarter of 2011 were US$25.9 million, representing a 22.5% increase from the same period in 2010 and a 4.7% increase from the second quarter of 2011.

●	China Digital TV shipped approximately 4.66 million smart cards in the third quarter of 2011, compared to 3.95 million in the same period in 2010 and 4.64 million in the second quarter of 2011.

●	Gross margin in the third quarter of 2011 was 80.5%, compared to 78.0% in the same period in 2010 and 81.4% in the second quarter of 2011.

●	Diluted earnings per American depositary share (one ADS representing one ordinary share), or ADS, in the third quarter of 2011 were US$0.17, the same as that in the same period in 2010.

“I’m very pleased to report that China Digital TV achieved another solid quarter, with excellent year-on-year revenue and shipment growth,” said Mr. Jianhua Zhu, China Digital TV's chairman and chief executive officer. “In the third quarter, robust demand for our advanced CA products, driven by the continuation of provincial-level cable network consolidation and investment in digitalization projects, was the main driver of our steady growth.”

Mr. Zhu continued, “Looking ahead, we remain highly confident in the long-term development of China’s cable TV industry and China Digital TV’s ability to draw upon our knowledge and experience to stay ahead of sector advancements. With ongoing rapid cable network consolidation and the expansion in rural area digitalization, we expect to see healthy performance in China Digital TV’s smart card business and development in the value added services piece of our business.”

“Our excellent top-line growth during the third quarter is a reflection of strong market demand and China Digital TV’s clear industry leading position,” Mr. Zhenwen Liang, China Digital TV's chief financial officer, commented. “China Digital TV’s R&D investment increased during the third quarter as we continued to develop our next generation products. Seeking investment opportunities and expanding cooperation with our business partners and cable operators remain our high priorities. Meanwhile, we remain committed to managing operational expenses and continually enhancing efficiency.”

Third Quarter 2011 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on U.S. GAAP.)

In the third quarter of 2011, China Digital TV generated net revenues of US$25.9 million, an increase of 22.5% from the third quarter of 2010 and an increase of 4.7% from the second quarter of 2011. The year-over-year increase in net revenues was primarily due to an increase in smart card sales. The quarter-over-quarter increase in net revenues was principally due to an increase in sales of other products, such as integrated chips and surface mounted device chipset.

In the third quarter of 2011, revenues from the Company’s top five customers accounted for 29.7% of total revenues, compared to 31.2% in the second quarter of 2011.

Revenue Breakdown

	For the three months ended
	September 30,	June 30,	September 30,
	2011	2011	2010
	(in U.S. dollars, in thousands)
Products:
Smart Cards	$23,327	$23,528	$19,537
Other products	1,557	293	61
Subtotal	24,884	23,821	19,598
Services:
Head-end system integration	628	534	762
Head-end system development	214	217	285
Licensing income	331	428	514
Royalty income	181	111	137
Other service	3	1	1
Subtotal	1,357	1,291	1,699
Total revenues	$26,241	$25,112	$21,297

Revenues from smart cards and other products were US$24.9 million in the third quarter of 2011, an increase of 27.0% from the same period in 2010 and an increase of 4.5% from the second quarter of 2011. Sales of smart cards and other products accounted for 94.8% of total revenues in the third quarter of 2011, down from 94.9% in the second quarter of 2011. The year-over-year increase was primarily due to an increase in the volume of smart card shipments. The quarter-over-quarter increase was mainly due to increases in the volume of integrated chips and surface mounted device chipset shipments.

Revenues from services were US$1.4 million in the third quarter of 2011, a decrease of 20.1% from the same period in 2010 and an increase of 5.1% from the second quarter of 2011. Service revenues accounted for 5.2% of total revenues in the third quarter of 2011. The year-over-year decrease was primarily due to a decline in head-end system integration revenue and licensing income. The quarter-over-quarter increase was largely due to higher head- end system integration revenue.

Gross profit in the third quarter of 2011 was US$20.8 million, an increase of 26.5% from the same period in 2010 and an increase of 3.6% from the second quarter of 2011. Gross margin, which is equal to gross profit divided by net revenues, was 80.5% in the third quarter of 2011, compared to 78.0% in the same period in 2010 and 81.4% in the second quarter of 2011. The year-over-year increase in gross margin was primarily due to an increase in sales of smart cards and a decrease in the unit cost of smart cards. The quarter-over-quarter decrease in gross margin was principally related to the decrease in average selling price (“ASP”) and an increase in non-chip costs of smart cards.

In the third quarter of 2011, the ASP of smart cards decreased by 1.4% compared to the second quarter of 2011. In addition, the unit cost of smart cards increased by 1.6% compared to the second quarter of 2011.

Operating expenses in the third quarter of 2011 were US$9.6 million, an increase of 55.6% from the same period in 2010 and an increase of 26.1% from the second quarter of 2011.

● Research and development expenses for the third quarter of 2011 were US$3.9 million, an increase of 47.6% from the same period in 2010 and an increase of 30.2% from the second quarter of 2011. The year-over-year increase was largely due to increases in the average salary of research and development staff, share based compensation expenses relating to options granted to employees in the second quarter of 2011, and project development expenses. The quarter-over-quarter increase was primarily due to increases in the number of research and development staff, share-based compensation expenses relating to options granted to employees in the second quarter of 2011, and project development expenses.

● Selling and marketing expenses for the third quarter of 2011 were US$3.0 million, an increase of 43.9% from the same period in 2010 and an increase of 23.3% from the second quarter of 2011. The year-over-year and quarter-over-quarter increases were mainly attributable to the increased headcount of sales and marketing staff, and increased expenses for marketing activities.

● General and administrative expenses for the third quarter were US$2.7 million, an increase of 86.6% from the same period in 2010 and an increase of 23.4% from the second quarter of 2011. The year-over-year and quarter-over-quarter increases were mainly due to increases in share-based compensation expenses relating to options granted to employees in the second quarter of 2011.

Income from operations in the third quarter of 2011 was US$11.2 million, a 9.2% increase from the same period in 2010 and a 10.0% decrease from the second quarter of 2011.

Operating margin, defined as income from operations divided by net revenues, in the third quarter of 2011 was 43.4%, compared to 48.8% in the same period in 2010 and 50.6% in the second quarter of 2011.

Interest income in the third quarter of 2011 was US$ 1.7 million, a 42.2% increase from the same period in 2010 and a 24.9% increase from second quarter of 2011.

Gain from forward contracts in the third quarter of 2011 was US$ 0.2 million, a decrease of 57.9% from the second quarter of 2011. To facilitate the cash payment for a dividend the Company declared in November 2010, the Company entered into foreign currency forward contracts in April and May 2011. These forward contracts met the definition of derivatives and were measured at fair value. The quarter-over-quarter decrease in gain from forward contracts was due to the change of forward rate of US dollar in exchange of RMB from each period end to the end of the forward contracts.

Income tax expenses in the third quarter of 2011 were US$2.5 million, an increase of 71.9% from the same period in 2010 and a decrease of 1.3% from the second quarter of 2011. The year-over-year increase was mainly due to increases in taxable income. The quarter-over- quarter decrease was largely due to decrease in taxable income.

Net loss attributable to noncontrolling interest in the third quarter of 2011 was US$0.4 million, an increase of 397.4% from the second quarter of 2011. The quarter over quarter increase was largely due to the increase of net loss of the Company’s majority-owned subsidiaries.

Net income attributable to China Digital TV Holding Co., Ltd., in the third quarter of 2011 was US$10.3 million, an increase of 1.8% from the same period in 2010 and a decrease of 9.6% from the second quarter of 2011.

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd., defined as net income attributable to China Digital TV Holding Co., Ltd. excluding certain non-cash expenses, including share-based compensation expenses and amortization of acquired intangible assets from business acquisitions and equity method investments, in the third quarter of 2011 was US$12.2 million, an increase of 18.2% from the same period in 2010 and a decrease of 3.2% from the second quarter of 2011. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Balance Sheet and Cash Flow

As of September 30, 2011, China Digital TV had cash and cash equivalents, restricted cash and bank deposits maturing over three months totaling US$231.0 million. In the third quarter of 2011, cash flow generated from operations was approximately US$5.8 million.

Business Outlook

Based on information available as of November 22, 2011, China Digital TV expects smart card shipments for the fourth quarter of 2011 to be between 4.6 million and 4.8 million. Net revenues for the fourth quarter of 2011 are expected to be between US$25.7 million and US$26.6 million. Projected results for the fourth quarter of 2011 are at the same level as the third quarter of 2011 and represent a decline between 19% and 22% compared with the fourth quarter of last year. The projected year-over-year decrease is due to a surge in smart card demand in the fourth quarter of 2010 caused by the 2010 deadline of cable network consolidation.

Conference Call Information

The Company will hold an earnings conference call at 7:00 p.m. on Tuesday , November 22, 2011, U.S. Eastern Time (8:00 a.m. on Wednesday, November 23, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-866-519-4004
International:	+1-718-354-1231
Hong Kong:	+852-2475-0994
China Toll Free:	+400-620-8038 and +800-819-0121

Passcode:	China Digital TV Earnings Call

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 10:00 p.m. on November 22, 2011 and 11:59 p.m. on November 29, 2011, U.S. Eastern Time.

Replay Information

United States:	+1-718-354-1232
International:	+61-2-8235-5000

Passcode:	25350751

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fourth quarter of 2011 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Nan Hao
China Digital TV
Tel:   +86.10.6297.1199 x9780
Email: ir@chinadtv.cn

Josh Gartner
Brunswick Group LLC
Tel:   +86.10.5960.8600
Email: chinadigital@brunswickgroup.com

In the US:

Cindy Zheng
Brunswick Group LLP
Tel:   +1.212.333.3810
Email: chinadigital @brunswickgroup.com

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
( in U.S. dollars in thousands, except share data )

	For the three months ended
	September 30,	June 30,	September 30,
	2011	2011	2010

Revenues:
Products	$24,884	$23,821	$19,598
Services	1,357	1,291	1,699
Total revenues	26,241	25,112	21,297
Business taxes	(354)	(395)	(170)
Net revenues	25,887	24,717	21,127

Cost of Revenues:
Products	(4,227)	(3,845)	(3,890)
Services	(811)	(756)	(762)
Total Cost of Revenues	(5,038)	(4,601)	(4,652)
Gross Profit	20,849	20,116	16,475

Operating expenses:
Research and development expenses	(3,919)	(3,010)	(2,655)
Selling and marketing expenses	(2,968)	(2,408)	(2,063)
General and administrative expenses	(2,717)	(2,201)	(1,456)
Total Operating Expenses	(9,604)	(7,619)	(6,174)

Income from operations	11,245	12,497	10,301

Interest income	1,723	1,380	1,212
Interest expense	(544)	(363)	-
Gain from forward contract	242	575	-
Other income/(expense)	(28)	(43)	57
Income before income tax	12,638	14,046	11,570
Income tax benefits / (expenses)
Income tax-current	(2,778)	(2,917)	(1,487)
Income tax-deferred	258	365	21
Net income before net loss from equity method investments	10,118	11,494	10,104
Net loss from equity method investments	(250)	(235)	(35)
Net income	9,868	11,259	10,069
Net loss attributable to noncontrolling interest	383	77	-
Net income attributable to China Digital TV Holding Co., Ltd shareholders	$10,251	$11,336	$10,069

Net income per share:
Basic	$0.17	$0.19	$0.17
Diluted	$0.17	$0.19	$0.17

Weighted average shares used in computation:
Basic	58,966,799	58,949,755	58,324,181
Diluted	59,088,020	59,115,987	58,748,734

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
( in U.S. dollars in thousands )

	September 30,	December 31,
ASSETS	2011	2010
Current assets:
Cash and cash equivalents	$131,808	$148,944
Restricted cash	55,148	16
Bank deposits maturing over three months	44,058	41,667
Short-term investment	-	26,984
Notes receivable	4,550	2,387
Accounts receivable, net	36,169	24,214
Inventories	4,518	3,001
Prepaid expenses and other current assets	12,590	12,063
Deferred costs-current	607	323
Deferred income taxes - current	1,259	941
Total current assets	290,707	260,540
Property and equipment, net	2,143	2,329
Intangible assets, net	506	675
Goodwill	534	516
Long-term investments - equity method investments	8,158	8,824
Deferred costs-non-current	308	515
Deferred income taxes - non-current	176	243
Total assets	302,532	273,642

LIABILITIES AND EQUITY
Current liabilities:
Short-term loan (including short-term loan of consolidated VIE and VIE’s subsidiaries without recourse to the Company of nil and nil as of September 30, 2011 and December 31, 2010, respectively)	55,193	-
Accounts payable (including accounts payable of consolidated VIE and VIE’s subsidiaries without recourse to the Company of $793 and $1,074 as of September 30, 2011 and December 31, 2010, respectively)	2,249	1,540
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of consolidated VIE and VIE’s subsidiaries without recourse to the Company of $3,966 and $3,503 as of September 30, 2011 and December 31, 2010 , respectively)	9,127	8,848
Dividend payable (including dividend payable of consolidated VIE and VIE’s subsidiaries without recourse to the Company of nil and nil as of September 30, 2011 and December 31, 2010 , respectively)	33,172	77,333
Deferred revenue – current (including deferred revenue of consolidated VIE and VIE’s subsidiaries without recourse to the Company of $6,111 and $5,240 as of September 30, 2011 and December 31, 2010, respectively)	7,102	5,904
Income tax payable (including income tax payable of consolidated VIE and VIE’s subsidiaries without recourse to the Company of $216 and $189 as of September 30, 2011 and December 31, 2010, respectively)	1,348	220
Total current liabilities	108,191	93,845
Deferred revenue-non-current (including deferred revenue-non-current of consolidated VIE without recourse to the Company of $415and $777 as of September 30, 2011 and December 31, 2010, respectively)	415	777
Total Liabilities	108,606	94,622

Noncontrolling interest	$4,698	$520

Equity:
Ordinary shares	29	29
Additional paid-in capital	124,499	118,799
Statutory reserve	17,324	17,324
Accumulated profit	25,306	28,788
Accumulated other comprehensive income	22,070	13,560
Total equity	189,228	178,500

TOTAL LIABILITIES AND EQUITY	$302,532	$273,642

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. shareholders excludes certain non-cash expenses, including share-based compensation expenses and amortization of acquired intangible assets from business acquisitions and equity method investments. The Company believes that these Non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	September 30,	June 30,	September 30,
	2011	2011	2010
	(in U.S. dollars, in thousands)
Net income attributable to China Digital TV Holding Co., Ltd shareholders – GAAP	$10,251	$11,336	$10,069
Share-based compensation expenses	1,861	1,156	140
Amortization of intangible assets from business acquisitions and equity method investments	87	105	115
Net income attributable to China Digital TV Holding Co., Ltd shareholders - Non-GAAP	$12,199	$12,597	$10,324